Exhibit 99.B(d)(12)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
AJO, LP f/k/a Aronson+Johnson+Ortiz, LP
(the “Agreement”)

Dated July 1, 2003, as amended October 11, 2005,

July 6, 2007 December 17, 2008, January 10, 2011, June 24, 2011, December 15, 2011,
September 20, 2012 and March 24, 2015

For purposes of this Schedule B, terms used herein shall have the following meanings:

“Assets” shall have the meaning given in Paragraph I of the Agreement.

“Fund” shall mean any series of the Trust for which Sub-Adviser manages Assets.

“SEI Similar Account Assets” shall mean: (1) all assets managed by Sub-Adviser for the SEI Global Institutional Separate Account Program that are managed according to Sub-Adviser’s Large Cap - Absolute Value Low Tracking Error, Large Cap Absolute Value, and Large Cap I 000 mandates; and (2) all assets managed by Sub-Adviser for any Fund of SEI Institutional Investments Trust, SEI Institutional Managed Trust, Adviser Managed Trust, SEICanada Group of Funds, SEI Global Master Fund plc, SEI Global Assets Fund plc and SEI Global Investments Fund plc that are managed according to Sub-Adviser’s Large Cap - Absolute Value Low Tracking Error, Large Cap Absolute Value, and Large Cap 1000 mandates.

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Large Cap and Large Cap Diversified Alpha Funds

Sub-Adviser’s Large Cap Absolute Value Mandate and Large Cap 1000 Assets:

[REDACTED]

Sub-Adviser’s Large Cap Absolute Value -Low Tracking Error Mandate Assets:

[REDACTED]

All SEI Similar Account Assets invested in the Absolute Value and Large Cap 1000 mandates shall have breakpoints calculated on commingled assets, with individual adviser fund fees allocated pro rata.

All SEI Similar Account Assets invested in the Absolute Value - Low Tracking Error mandate will utilize the assets size of the previous two mandates for calculation of the requisite breakpoint only on its marginal assets. In other words, as long as the combined assets of sub-adviser’ s Large Cap Absolute Value and Large Cap 1000 mandates are over $500 million, assets in the sub-adviser’s Low Tracking Error mandate shall be priced at a flat 0.10%. Individual adviser fund fees shall be allocated among this mandate pro rata.

U.S. Managed Volatility Fund

Sub-Adviser’s Managed Volatility Mandate

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Institutional Investments Trust U.S. Managed Volatility Fund and the average daily value of the Assets of any other U.S. managed volatility SEI mutual fund or account (each a “U.S. Managed Volatility Fund”, collectively the U.S. Managed Volatility Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each U.S. Managed Volatility Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the U.S. Managed Volatility Fund managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Schedule B the U.S. Managed Volatility Funds are as follows:

SEI Institutional Managed Trust U.S. Managed Volatility Fund;

SEI Institutional Managed Trust Tax Managed-Managed Volatility Fund; and

SEI Institutional Investments Trust U.S. Managed Volatility Fund

Agreed and Accepted:

SEI Investments Management Corporation	AJO, LP f/k/a Aronson+Johnson+Ortiz, LP

By:	By:

/s/ William T. Lawrence	/s/ Theodore R. Aronson

Name:	Name:

William T. Lawrence	Theodore R. Aronson

Title:	Title:

Vice President	Managing Principal